

TrafficGenius

Solving a city's traffic problems

Seed Round

Scott Murdoch, PhD | | smurdoch@trafficgenius.co

U.S. Loses **$87 Billion a Year** in Productivity

The Problem:

We've all waited at traffic signals while **no traffic moves on the cross street** and been caught on congested streets

We focus on Infrastructure

TrafficGenius uses Machine Learning to optimize the timing of traffic signals along the path of greatest traffic volume



The Time is **Now**



Advancement in technology using Machine Learning has been **wide-spread in the private sector**



Smart Cities initiatives are increasing as cities focus on greater efficiencies of their resources to reduce emissions

Market



$25.6
billion
$2.5
billion
$500
million

Intelligent Transport System Market

Encompasses all products for management, communications, detecting, and analyzing transportation across road, rail, and air.

U.S. Traffic Management Applications

TrafficGenius Aims to Capture 20% of the Market Within 5 years

Competition

surtrac

Surtrac by Rapid Flow

- Spun out of Carnegie Mellon
- Looks at real-time traffic data from sensors and optimized in local grids, or neighborhoods

In|Sync
THE TRAFFIC BOT

In|Sync by Rhythm Engineering

- Collects data in real-time
- Processes locally at the intersection, not at the center controller

SCOOT

Split Cycle Offset Optimization Technique

- Less advanced version of Surtrac, based in United Kingdom market

How We Differ

Focus on city-wide, global optimization

rather than a localized neighborhood or corridor approach

Data driven, machine learning, approach

that uses historical traffic patterns and real-time sensors to synchronize the traffic lights timing to increase throughput

Business Model

Municipalities

- **Implementation and maintenance of algorithm** will occur at each city's control center.
- **No charge for implementation;** output of the algorithm will be pushed to TrafficGenius secure server as well as the traffic lights. Maintenance will be contracted at a regular cadence at an agreed upon rate.

Server / API

- **TrafficGenius will be the sole corporate holder on the traffic light timing.** We will know when lights are going to turn green!
- **TrafficGenius can optimize the fastest route from point A to point B**, over mobile apps that solely rely on crowd sourced information for congestion.

Revenue

- **The light timing with an optimized route will be sold** on a per API call bases.
- **Plan to partner with mobile map applications** for an upsell.
- **Market to delivery / logistic companies**; ROI is directly linked to time on the road.

Traction in Past 12 Months

- Brought on two advisors that have helped me understand the **depth and breadth of the traffic management and startup worlds**
- In-depth review of what **open-source traffic datasets are available**. (5 weeks)
- **Concluded Chicago has the most robust dataset with volume passing through 'segments'** on 10-minute average intervals through heavily congested parts of the city
- **Collected supplemental data by hand**, needed complete the dataset for modeling (2 months).
- **MVP algorithm - python** (3 months)



MVP

Analyze Chicago open source data by segment, hours per day, and days; determine which has the highest volume

Highest Volume

- Hours: 7 - 9am, 3 - 6pm
- Days: Monday - Friday
- Segment: Michigan Ave. from Ohio St to Congress, North and South directions (4-data segments)
- To and From Segments: Look at the segments joining the main segment
- Giving a more complete view of traffic volume merging on to the segment

Connecting Data and Signals

- Connect geo coordinates of segments with geo coordinates of traffic signals (collected by hand)

Estimate Throughout

- Calculate rate of change in volume over time, approximately 10 minute intervals, for each segment
- Use traffic signal locations geo coordinates to determine the To and From Segments

Simulate Change in Light Timing

- Calculate differences in flow by increase / decrease light timing
- Done in iterative algorithm

Team



Scott Murdoch, Ph.D
Founder

- Ph.D. in Economics; Data Scientist with over 10 years of experience
- Ridiculously ambitious; built a data science division from the ground up



Frederick Schwartz
Advisor

- 40 years experience in transportation engineering
- Professional career in firm management and leadership
- Principal in at Rush Street Consulting



Ash Damle
Advisor

- A Healthcare and AI entrepreneur, investor, and advisor having helped raise over $100M in funding
- MIT Grad



Exit Strategy

- Take TrafficGenius to the finish line: IPO within 5 years
- Acquisitions would likely come from a logistics or delivery company to separate themselves from competitors.
- Acquisition example: GreenOwl Mobile

Thank You

Scott Murdoch, PhD

smurdoch@trafficgenius.co